[redacted]

09041881

SEC Mail Processing Section

AUG 28 2009

Washington, DC 121

4M 8/28

TES ...ANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46896

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phillips & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 SW Fifth Avenue, Suite 2100
(No. and Street)

Portland	Oregon	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Smith (503) 224-0858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

805 SW Broadway, Suite 1200	Portland	Oregon	97205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phillips & Company Securities, Inc., as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NATALIE MUELLER
NOTARY PUBLIC-OREGON
COMMISSION NO. 408589
MY COMMISSION EXPIRES SEPT. 4, 2010

Signature

Chief Financial Officer and Chief Operating Officer

Title

Natalie Mueller

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Phillips & Company Securities, Inc.

We have audited the accompanying statement of financial condition of Phillips & Company Securities, Inc. (the Company) as of June 30, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Portland, Oregon
August 27, 2009

ASSETS		
Cash and cash equivalents	$	665,302
Commissions receivable – clearing broker		40,348
Employee and officer receivables		24,784
Other receivables		3,278
Marketable securities		192,093
Furniture and equipment, net		145,013
Deposit with clearing organization, restricted		50,000
Prepaid expenses and other assets		69,172
TOTAL ASSETS	$	1,189,990
LIABILITIES		
Accounts payable	$	183,849
Accrued compensation		453,872
Note payable		91,707
Total liabilities		729,428
COMMITMENTS AND CONTINGENCIES (Note 5)		
STOCKHOLDER'S EQUITY		
Common stock – voting, no par value, 1,000,000 shares authorized, 200 shares issued and outstanding		50,000
Additional contributed capital		140,225
Retained earnings		270,337
Total stockholder's equity		460,562
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,189,990

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED JUNE 30, 2009

REVENUES	
Commissions	$ 4,655,865
Fee-based revenue	1,932,271
Other	426,288
Total income	7,014,424
EXPENSES	
Compensation and benefits	4,433,879
Occupancy and equipment costs	367,689
Clearing and floor brokerage charges	350,678
Travel	119,621
Insurance	98,558
Legal and professional	85,273
News and quotes service	81,995
Communications	77,615
Interest	254
Other operating expenses	719,525
Total expenses	6,335,087
NET INCOME	$ 679,337

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED JUNE 30, 2009

	Common Stock		Additional Contributed Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, June 30, 2008	200	$ 50,000	$ 140,225	$ 245,713	$ 435,938
Dividends paid	-	-	-	(654,713)	(654,713)
Net income	-	-	-	679,337	679,337
Balance, June 30, 2009	200	$ 50,000	$ 140,225	$ 270,337	$ 460,562

See accompanying notes.

PHILLIPS & COMPANY SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	679,337
Adjustments to reconcile net income to net cash from operating activities:		
Loss on change in fair value of marketable securities		59,303
Depreciation expense		37,461
Net proceeds on sales and purchases of marketable securities		(2,005)
Change in cash and cash equivalents due to changes in certain assets and liabilities:		
Commissions receivable – clearing brokers		54,892
Employee and officer receivables		(12,090)
Other receivables		7,889
Prepaid expenses and other assets		(4,454)
Accounts payable		60,540
Accrued compensation		91,126
Net cash from operating activities		971,999
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(7,854)
Net cash from investing activities		(7,854)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on note payable		(3,808)
Dividends paid		(654,713)
Net cash from financing activities		(658,521)
NET INCREASE IN CASH AND CASH EQUIVALENTS		305,624
CASH AND CASH EQUIVALENTS, beginning of year		359,678
CASH AND CASH EQUIVALENTS, end of year	$	665,302
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest during the year	$	254

See accompanying notes.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Phillips & Company Securities, Inc. (the Company) is an Oregon Corporation operating as a registered broker-dealer in securities and a registered investment advisor with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities dealer, which comprises several classes of services including securities transactions and investment advisory services. The Company is engaged primarily in brokerage and investment advisory services and clears all transactions with and for customers on a fully-disclosed basis with Pershing LLC, its clearing broker-dealer. Customers are located throughout the United States. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(ii), since it does not handle or carry customer securities and cash.

Use of estimates – The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from these estimates. Significant estimates for the Company pertain to the determination of an appropriate allowance for doubtful accounts.

Cash and cash equivalents – Cash and cash equivalents include cash on hand, cash on deposit with banks, cash in brokerage accounts and money market funds. For purposes of the statement of cash flows, the Company considers cash equivalents to be short-term investments with a maturity of three months or less. The Company occasionally maintains cash balances within banks that are in excess of federally insured limits.

Commission revenue and expense – Commission revenues and related clearing expenses are recorded on a trade-date basis after securities transactions have occurred. Asset management fees are recognized monthly as earned, based upon the terms of the underlying investment advisory contracts. All other transactions are recorded by the accrual method of accounting. Commissions receivable represent amounts due to the Company from the clearing broker. Commissions receivable are recorded net of related expenses.

Allowance for doubtful accounts – The majority of transactions in client accounts are based on trades using funds already in the accounts or under terms of margin agreements and are considered fully collectible. Rarely, the clearinghouse will charge the Company for certain fees that could not be collected from the Company's clients. It is the Company's policy to pass these charges on to the appropriate broker. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Marketable securities – The Company classifies all securities owned as trading securities. Securities are carried at fair market value, with changes in value reflected in the results of operations. In accordance with the provisions of Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which the Company adopted July 1, 2008, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS No. 157, the Company classified its investments as of June 30, 2009 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

All of the Company's investments are valued based on quoted market prices (level 1).

Furniture and equipment – Furniture and equipment are recorded at cost when acquired by the Company. Depreciation is computed using the straight-line method over estimated useful lives of the underlying assets, ranging from three to five years. Depreciation expense for the year ended June 30, 2009 was $37,461. Maintenance and repair costs are charged to operations when incurred. Upon disposal of furniture and equipment, the accounts are relieved of related costs and accumulated depreciation, with the gain or loss reflected in operations.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Restricted clearing deposits – The Company is required by its clearing broker to maintain a fixed amount in a clearing account. The Company has granted the clearing-broker a security interest in this account. The clearing broker may access the account for any fees the Company owes to the clearing broker but has not paid. Interest earned on the account is paid monthly to the Company.

Advertising – Advertising costs are charged to operations when incurred. Advertising and promotional expenses were $42,153 for the year ended June 30, 2009.

Income taxes – The Company has elected S Corporation status under the Internal Revenue Code. Under this provision, taxable income is generally taxed to the stockholder. The Company files its tax return on a calendar-year basis. While specific taxes still apply to an S Corporation, none of those taxes were applicable during the year ended June 30, 2009. Accordingly, no income tax expense or deferred income taxes are reflected in these financial statements.

Subsequent event evaluation – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through August 27, 2009, the date the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital; requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2009, the Company had net capital of $183,720, which was $133,720 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 3.97 to 1 at June 30, 2009.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities are carried at fair value and consist of the following at June 30, 2009:

	Investment Assets at Fair Value as of June 30, 2009			
	Level 1	Level 2	Level 3	Total
Common equity securities	$ 46,349	$ -	$ -	$ 46,349
Exchange traded funds	145,744	-	-	145,744
	$ 192,093	$ -	$ -	$ 192,093

For the year ended June 30, 2009, the Company recorded $(59,303) as the change in fair value of marketable securities, which is included as an other operating expense in the statement of income. Of this total, $(41,440) relates to securities held by the Company at June 30, 2009.

NOTE 4 – FURNITURE AND EQUIPMENT

The following summarizes furniture, equipment, and accumulated depreciation accounts of the Company as of June 30, 2009:

Furniture	$ 287,051
Equipment	73,755
	360,806
Less accumulated depreciation	(215,793)
Furniture and equipment, net	$ 145,013

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – The Company has entered into non-cancelable leases for office space and equipment. Future minimum lease payments under non-cancelable operating leases are as follows:

Year ending June 30,

2010	$ 282,408
2011	280,712
2012	249,188
2013	249,150
2014	256,135
Thereafter	789,360
	$ 2,106,953

Rent and lease expense for the year ended June 30, 2009 was $325,293.

Legal proceedings – From time to time, the Company may become party to legal proceedings, claims and regulatory actions which arise in the ordinary course of its business. Although the ultimate resolution of such matters cannot be predicted with certainty, management does not believe these matters will have a material impact on the Company.

The Company is obligated to settle transactions with brokers and financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on settlement date, generally three business days after trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has established various procedures to reduce this risk, and management does not believe these matters will have a material impact on the Company.

NOTE 6 – RELATED-PARTY TRANSACTIONS

Maximum Alpha LLC – The Company served as the managing member and investment manager of Maximum Alpha LLC (Maximum Alpha or Fund), a Delaware limited liability company that was incorporated on April 10, 2008 and was closed effective December 31, 2008. Maximum Alpha was an unregistered investment fund that principally invested in equity securities. The Company received a management fee of approximately 2% of book equity per year, payable and calculated monthly. The Company was also entitled to 20% of "net new appreciation," as defined in the LLC agreement. The Company also served as the broker of Maximum Alpha, and recovered the transaction costs from the Fund. The Company did not have an equity investment in the Fund, was not required to consolidate the Fund, and had no obligations to the Fund other than its role as managing member.

For the year ended June 30, 2009, the Company recognized $11,689 in management fee revenue from Maximum Alpha. Expenses relating to commission and clearing expenses incurred by the Company on behalf of the Fund were reimbursed at cost. No other expense of the Company relating to Maximum Alpha was incurred during the year.

Employee and officer receivables – At June 30, 2009, the Company held $18,268 in receivables from an executive officer of the Company.

NOTE 7 – NOTE PAYABLE

The Company has entered into a note payable to the Portland Development Commission (PDC). The note payable matures on January 1, 2018 with monthly principal and interest payments of $535 at a fixed interest rate of 3.00%. The note is secured by all personal property of the Company and includes acceleration provisions if the Company sells the collateral, moves from its present location in Portland, Oregon, or sells 49% or more of its stock, unless waived by the PDC.

NOTE 8 – EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution employee benefit plan qualified under section 401(k) of the Internal Revenue Code. The Company makes a matching contribution at the discretion of the Board of Directors annually, and recognized an expense of $39,972 for the year ended June 30, 2009.

NOTE 9 – OFF-BALANCE SHEET CREDIT RISK

The Company introduces all customer transactions in securities traded in U.S. securities markets to another broker-dealer on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate nonperformance by customers and counterparties in the above situation.

SUPPLEMENTAL INFORMATION

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

		June 30, 2009
COMPUTATION OF NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	460,562
Deduct nonallowable assets:		
Other receivables		(3,278)
Employee and officer receivables		(24,784)
Furniture and equipment, net		(145,013)
Prepaid expenses and other assets		(69,172)
Customer debits		(2,103)
		(244,350)
Net capital before haircuts on securities positions		216,212
Deduct:		
Haircuts on trading and investment securities – other		(28,814)
Haircuts on trading and investment securities – undue concentration		(3,678)
Net capital	$	183,720
AGGREGATE INDEBTEDNESS		
Total items included in statement of financial condition	$	729,428
Total aggregate indebtedness	$	729,428
COMPUTATION OF NET CAPITAL REQUIREMENT		
Net capital requirement based on ratio of aggregated indebtedness: $729,428 x 6.67%	$	48,653
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$	50,000
NET CAPITAL REQUIREMENT	$	50,000
EXCESS NET CAPITAL AT 1500%	$	133,720
EXCESS NET CAPITAL AT 1000%	$	110,777
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		3.97 to 1

PHILLIPS & COMPANY SECURITIES, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

The computation of net capital pursuant to SEC Rule 15c3-1 as of June 30, 2009, computed by Phillips & Company Securities, Inc., in its Form X-17A-5, Part IIA, as filed with the FINRA, does not differ materially from the above computation, which is based on audited financial statements.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Phillips & Company Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Phillips & Company Securities, Inc. (the Company) for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 – (continued)

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Portland, Oregon
August 27, 2009

PHILLIPS & COMPANY
SECURITIES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS
(with supplemental information)

JUNE 30, 2009